1 | © 2015 Infinera
Infinera Transmode Combination
Establishes an End-to-End Optical Leader
Transmode Investor Briefing
May 2015
Filed by Infinera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Transmode AB
(Commission File No. 001-33486)

2 | © 2015 Infinera
Safe Harbor
This presentation contains "forward-looking" statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking, including, but not limited to, any projections of financial information, including statements about revenue growth, the potentially accretive nature of the transaction and similar statements; any statements about market liquidity following the transaction; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets or market size, technology developments, or enforceability of our intellectual property rights; and any statements of assumptions underlying any of the items mentioned.
These statements are based on estimates and information available to us at the time of this presentation and are not guarantees of future performance. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90% of Transmode’s outstanding shares, that any other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined company will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; the risk that disruption caused by the combined company would make it difficult to maintain certain strategic relationships; the risks of competitive responses and shifts in the market; delays in the release of new products; fluctuations in customer demand, changes in industry trends, and changes in the macro economic market. These risks and uncertainties also include those risks and uncertainties discussed in the offer document to be filed with the
Swedish Financial Supervisory Authority and in the Registration Statement on Form S-4 to be filed with the SEC, those risks and uncertainties identified under the heading “Risk Factors” in the Infinera Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, filed with the SEC, and those risks and uncertainties identified in any subsequent reports filed with the SEC by Infinera. Our SEC filings are available on our website at www.infinera.com and the SEC’s website at
www.sec.gov.  We assume no obligation to, and do not currently intend to, update any such forward-looking statements.

3 | © 2015 Infinera Overview of Infinera Transaction Rationale • Advantages for All Stakeholders Deal Logic Industry Evolution A Fair Deal for Transmode Agenda

4 | © 2015 Infinera Overview of Infinera

5 | © 2015 Infinera
Infinera is an Optical Leader
Innovator & Long Haul DWDM Leader
• Founded 2000, IPO as “INFN” 2007
• Unique Photonic Integrated Circuits (PICs)
• DWDM platforms, Intelligent Transport
Networks
• 400+ Patents Filed/Granted
• #1 Optical company rated by Infonetics 2014
Global
•
~1,500 employees
• Headquarters Sunnyvale, CA, USA
• Global presence

Infinera’s Journey
•
2005: Shipped 10G PIC-based DTN, rapidly reaches $100M
•
2008: #1 market share in NA LH*
•
2007: 10G wave market leader (47%)*, completed IPO
•
2010: Leapfrogs 40G, invests in 100G
•
2000: Infinera founded, promised to do the impossible: PICs
•
2014: #1 in 100G WDM, ex China*
•
2012: Shipped 500G PIC-based DTN-X
•
2004: Introduced industry’s first large scale PIC
•
2014: Introduced Cloud Xpress for Metro Cloud
* Source: Dell’Oro DWDM Long Haul Vendor Table 2015
6 | © 2015 Infinera

Telefonica
bics
Rostelecom
CenturyLink
vodafone
colt
Designing The Future
KDDI
COX
TeliaSonera
International Carrier
RELIANCE
Globalcom
TELSTRA
Level(3)
T
NTT Communications
TELECOM
ITALIA
XO
interoute
PACNET
EQUINIX

infinera

Infinera Today
•
A leader in Intelligent Transport Network™ solutions
•
144 customers in 73 countries; 62 DTN-X customers
•
Diversified customer base across multiple verticals
- 17 Tier 1s globally - 3 of top 4 Internet Content Providers
- 4 of top 5 NA Cable/MSOs - Multiple top Wholesale and Enterprise Carriers
7 | © 2015 Infinera

8 | © 2015 Infinera
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Jun '12 Sep '12 Dec '12 Mar '13 Jun '13 Sep '13 Dec '13 Mar '14 Jun '14 Sep '14 Dec '14 Mar '15
INFN
TRMO
CIEN
JNPR
CSCO
ADV
ERIC
ALU
INFN Outpacing Other SP Networking Players
Source: Company public financial records
3X Rev
Growth
over CIEN
72%
24%
Infinera enters
100G Long Haul
Revenue Growth: Quarterly Trailing 12 Month Revenue

9 | © 2015 Infinera
Infinera – Financial Performance
Source: Infinera Financial Reporting
*Wall Street consensus as of May 19, 2015
**Dell’Oro Group 2014 Optical Transport Report
*** Figures are Non-GAAP (reconciliation to GAAP numbers may be found at www.Infinera.com)
Recent 20+% growth
2013: 24%; 2014: 23%; 2015e:21%*
Increasingly Profitable***
2014 Gross Margin = 44.0%
•
Q4 14 = 46.1%
•
Q1 15 = 47.8%
2014 Operating Margin = 8.3%
•
Q4 14 = 11.0%
•
Q1 15 = 12.2%
Strong Balance Sheet
•
Nearly $260 million net cash
end of Q1 2015
•
Cash Flow from Operations
(last four quarters) = $71 million
2014 vs 2013
23% YoY Growth
~2x Market growth **
Revenue
$811e*
$668

10 | © 2015 Infinera
Differentiated Financial Performance
Source: Public financial statements; ALU = Entire business
YoY Revenue Growth, %
2014
20
10
0
-10
50 40 30
Gross Margin, %
2014
Transmode
Ciena
ALU
Cyan
MRV
Adva
Infinera

Transaction Rationale: Advantages for all stakeholders 11 | © 2015 Infinera

12 | © 2015 Infinera
Infinera + Transmode
•
End-to-End portfolio, $15.3B market*
•
Accelerate 100G market momentum
•
Technology leadership in Photonics, Packet-Optical,
ASICs and Network Management
•
Complementary customers and geographies
•
Common philosophy of profitable growth
•
Shared culture and talent driving product excellence
•
Expected non-GAAP EPS accretive in 2016
Culture
Technology
Customers
Financials
*Source: Infonetics Q4 2014 Market Forecast for 2019

13 | © 2015 Infinera
Compatible Philosophies
•
Customer First
•
Top-rated for Services and Support
•
Product Excellence
•
#1 100G WDM Worldwide, ex-China
•
#1 Packet-Optical EMEA
•
Unique differentiated technologies
•
Profitability Focus
•
Market leading Operating & Gross Margins
Source: Infonetics 2014, Dell’Oro 2014
Culture + Talent + Business + Technology

14 | © 2015 Infinera
A Transaction Good for All Stakeholders
Investors
•
Allows combined company to address $15.3B DWDM TAM (2019)
•
Combines two of the most profitable companies in the industry
•
Expected accretive to non-GAAP EPS in 2016; neutral to slightly dilutive 2H’15
Customers
•
Combined company would be able to deliver an End-to-End product portfolio
•
Shared culture of customer first, strong technology and product excellence
•
Scale of combined company allows for further investment in technologies to accelerate & broaden differentiation
Employees
&
Community
•
Ability to develop compelling solutions with strong combined knowledge base
•
Deal synergies are revenue-based, not on cost cutting
•
Intent to invest in Transmode and Swedish engineering talent pool
Source of TAM: Infonetics Q4 2014 Market Forecast

15 | © 2015 Infinera Deal Logic

16 | © 2015 Infinera
Delivering a Leading End-to-End Portfolio
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
Cloud
LH Core
Cloud Xpress
Sliceable Photonics
ePIC-500
oPIC-100
DTN-X
XTC4/10
XTC4
Source: Infonetics Q4 2014 Market Forecast
Addresses $15.3B (2019) Transport Market

17 | © 2015 Infinera
Complementary Customers
#1 100G WDM WW ex-China*
Leader in ICP, NA Cable, Wholesale & Ent.
First mover in Metro Cloud for ICPs
#1 Packet-Optical EMEA*
Strength in cable, wireless back/front haul,
Ethernet services
Leverage Strengths, Cross-Sell, New Mkts
*Source: Infonetics 2014, Dell’Oro 2014
Revenue Growth
Opportunity
Common

18 | © 2015 Infinera Infinera + Transmode enter Top 5 in WDM Source: Dell’Oro Optical Report Jan 2015 Cross-selling and revenue synergies create opportunity to go higher

19 | © 2015 Infinera
Product
Mix*
Geographic
Mix**
Complementary Market Offerings
Metro 8%
Long-Haul
92%
Metro 100%
Americas
76%
APAC 4%
EMEA
20%
Americas
14%
APAC 4%
EMEA
82%
Combined Entity
Metro
~20%
Americas
68%
EMEA
28%
APAC 4%
* Percentages based on 2015 analyst revenue estimates. Infinera Metro includes analyst estimates for Cloud Xpress and other Infinera metro offerings
**Geographic mix as of FY14

20 | © 2015 Infinera Industry Evolution

21 | © 2015 Infinera WDM Supplier Evolution End-to-End Suppliers Long-Haul Specialists Metro Specialists Circa 2000-2002 Today Consolidation towards end-to-end WDM suppliers underway

22 | © 2015 Infinera
Moving from 10G to 100G = Greater Complexity
Alternative
Solution
Coherent IC
(Electronics)
Photonics
(Optical)
500G Capacity
Example
5 modules = more power, space & cost
10G 100G: Increasing advantage for vertically integrated suppliers
3 rd party optics = components
3 rd Gen PIC:
500G “WDM-on-a-chip”
FlexCoherent™
Processor (FCP)
Coherent
ASIC
1 module = less space/power

23 | © 2015 Infinera Key to Long-Term Differentiation – Cost Structure 10G 100G Infinera Optics/ASICs + Transmode Metro = Competitive advantage Infinera Internal Estimates

24 | © 2015 Infinera A Fair Deal for Transmode

25 | © 2015 Infinera
Quarterly Sales Growth Comparison
USDm                                                              SEKm (3)
Infinera
SEKm
Transmode
In SEK (As Reported)¹
-4% -15% -29% 15% 25%
Constant Currency¹
-7% -20% -35% 7% 11%
Growth (Y/Y) Growth (Y/Y)
In USD (As Reported)²
15% 20% 22% 34% 31%
Constant Currency²
14% 19% 22% 36% 35%
1. Source: Transmode Quarterly Reports
2. Source: Infinera Quarterly Reports; constant currency growth uses the same foreign exchange rates that were in effect during the corresponding period in the prior year
3. Represents Infinera revenue converted to SEKm based on average exchange rate during the corresponding quarter

26 | © 2015 Infinera
Quarterly Sales Growth Comparison (Cont’d)
Source: Company Quarterly Reports; TRMO and ADVA converted to USD at average SEK / USD and EUR / USD exchange rates, respectively, in effect during the corresponding quarter
Y-o-Y Growth (in USD), %
Sales Growth of Key Comparables in USD
89%
Morgan Stanley Analysis

27 | © 2015 Infinera
Valuation Comparison – 2014
IFRS (as reported) Adjusted (1)
EBITDA 119.5 EBITDA (IFRS) 119.5
Less: Amortized R&D (33.0) Less: Cap R&D Adjustment (70.3)
Less: Depreciation / Other (15.9) EBITDA (Adjusted) 49.2
EBIT 70.6 Less: Depreciation (15.9)
Margin (%) 7.6% EBIT (Adjusted) 33.3
Margin (%) 3.6%
IFRS to US GAAP Adjustments – 2014 (SEKm)
EV/EBITDA - 2014
TRMO
@ 107.05 SEK
IFRS Adjusted (1)
• Transmode reports based on IFRS,
which allows for capitalization of
development expenses (i.e.
expenses not deducted for
calculating EBITDA)
• When adjusting for capitalized
R&D, which is not allowed under US
GAAP, Transmode’s EBITDA and
EBIT margins are lower
Source: Data derived from company annual reports; ADVA adjusted for R&D capitalization, which is not allowed under US GAAP
1. After adjusting for the capitalization of R&D, which is not allowed under US GAAP
TRMO
@ 107.05 SEK
IFRS Adjusted (1)
Morgan Stanley Analysis

28 | © 2015 Infinera
Valuation Comparison – 2014 (cont’d)
Source:  Data derived from company publicly available reports; ADVA adjusted for R&D capitalization, which is not allowed under US
GAAP
1. After adjusting for the capitalization of R&D, which is not allowed under US GAAP
TRMO
@ 107.05 SEK
IFRS Adjusted (1)
TRMO
@ 107.05 SEK
IFRS Adjusted (1)
IFRS (as reported) Adjusted (1)
EBITDA 119.5 EBITDA (IFRS) 119.5
Less: Amortized R&D (33.0) Less: Cap R&D Adjustment (70.3)
Less: Depreciation / Other (15.9) EBITDA (Adjusted) 49.2
EBIT 70.6 Less: Depreciation (15.9)
Margin (%) 7.6% EBIT (Adjusted) 33.3
Margin (%) 3.6%
IFRS to US GAAP Adjustments – 2014 (SEKm)
Morgan Stanley Analysis

29 | © 2015 Infinera
Valuation Comparison – 2015
EV/Revenue - 2015
• Transmode reports based on IFRS,
which allows for capitalization of
development expenses (i.e.
expenses not deducted for
calculating EBITDA)
• When adjusting for capitalized R&D,
which is not allowed under US
GAAP, Transmode’s EBITDA and
EBIT margins are lower
EV/EBITDA - 2015
IFRS Adjusted (3)
EBITDA 185.3 EBITDA (IFRS) 185.3
Less: Amortized R&D (1) (33.7) Less: Cap R&D Adjustment (71.0) (2)
Less: Depreciation (16.3) EBITDA (Adjusted) 114.3
EBIT 135.3 Less: Depreciation (16.3)
Margin (%) 12.4% EBIT (Adjusted) 98.0
Margin (%) 9.0%
IFRS to US GAAP Adjustments - 2015 (SEKm)
Source: Based on analyst estimates as of May 22, 2015
1. Assumes capitalized R&D adjustment of 71.0 SEKm based on the sum of (a) estimated amortization of capitalized R&D of 33.7 SEKm
(assumes same proportion of depreciation and amortization as in 2014) and (b) the increase in capitalized development costs of
37.3 SEKm (assumed equal to 2014 amount)
2. ADVA adjusted for R&D capitalization, which is not allowed under US GAAP
3. After adjusting for the capitalization of R&D, which is not allowed under US GAAP
P/E - 2015
Morgan Stanley Analysis

30 | © 2015 Infinera
Valuation Comparison – 2015 (cont’d)
IFRS Adjusted (3)
EBITDA 185.3 EBITDA (IFRS) 185.3
Less: Amortized R&D (1) (33.7) Less: Cap R&D Adjustment (71.0) (3)
Less: Depreciation (16.3) EBITDA (Adjusted) 114.3
EBIT 135.3 Less: Depreciation (16.3)
Margin (%) 12.4% EBIT (Adjusted) 98.0
Margin (%) 9.0%
IFRS to US GAAP Adjustments - 2015 (SEKm)
Source: Based on analyst estimates as of May 22, 2015
1. Assumes capitalized R&D adjustment of 71.0 SEKm based on the sum of (a) estimated amortization of capitalized R&D of 33.7 SEKm (assumes same proportion of depreciation and amortization as in 2014) and (b) the increase in capitalized development costs of 37.3 SEKm (assumed equal to 2014 amount)
2. ADVA adjusted for R&D capitalization, which is not allowed under US GAAP
3. After adjusting for the capitalization of R&D, which is not allowed under US GAAP
Morgan Stanley Analysis

31 | © 2015 Infinera
Comparison of Transaction Premiums
1. As disclosed
2. As calculated based on market data from Bloomberg
1-Month VWAP 3-Month VWAP 6-Month VWAP Spot
Alcatel /
Nokia (2)
Cyan /
Ciena (2)
Transmode /
Infinera (2)
Alcatel /
Nokia (2)
Cyan /
Ciena (2)
Transmode /
Infinera (1)
Alcatel /
Nokia (2)
Cyan /
Ciena (2)
Transmode /
Infinera (1)
Alcatel /
Nokia (2)
Cyan /
Ciena (2)
Transmode /
Infinera (1)
Morgan Stanley Analysis

32 | © 2015 Infinera
Analysts Views on Infinera
Broker Target Price Rating
Jefferies $27.00 Buy
Barrington $26.50 Buy
MKM Partners $26.00 Buy
JP Morgan $26.00 Buy
Deutsche Bank $25.00 Buy
Stifel Nicolaus $25.00 Buy
Juda Group $24.00 Buy
William Blair No target Buy
Goldman Sachs $23.00 Hold
Wedbush $18.00 Hold
Needham No target Hold
Consensus Target Price = $24.50
Price (5/19/15) = $20.20

33 | © 2015 Infinera
Significant Increase in Liquidity
1. Assumes sell-down at 20% of average daily volume traded (based on assumption that future trading volume similar to YTD volume)
2. As of May 22, 2015; market data from Bloomberg
3. Liquidity based on average daily trading volume year-to-date
Significant increase in Transmode’s stock liquidity expected
• 28.05 SEK cash per share at closing
• Full liquidity – No single investor (x-POD) expected to hold more than 1 day of trading volume
– ALL investors (x-POD) expected to hold less than 5 days of trading volume
• A 1% stake in Transmode currently takes  ~8 weeks to liquidate based on average volume, whereas post-transaction the equivalent stake would take <1 day to liquidate (1)
• Exploring Stockholm listing
~75x
Greater
Liquidity
35K Shares / Day
~SEK3.0 MM / Day
(~US$365 K / Day)
~0.1% TSO
1.9MM Shares / Day
~US$26.5 MM / Day
~1.5% TSO
Average Trading Volume YTD vs. Expected Post Deal
1
Morgan Stanley Analysis

34 | © 2015 Infinera
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The exchange offer for shares of Transmode AB will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the exchange offer for shares of Transmode described in this communication has not commenced.
In connection with the proposed combination of Infinera and Transmode, Infinera will file an offer document with the Swedish
Financial Supervisory Authority and a prospectus and a Registration Statement on Form S-4 with the SEC.
Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.
Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed or furnished, as applicable, with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the
documents and materials filed with the SEC by Infinera will also be available free of charge on Infinera’s website at
www.infinera.com under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website. More information about the exchange offer, including the formal announcement of the offer and the offer document to be filed with and approved by the Swedish Financial Supervisory Authority, can be found on www.infinera.se.
Disclaimer

35 | © 2015 Infinera Thank You www.infinera.com